                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       PEGASUS COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                       PEGASUS COMMUNICATIONS CORPORATION
                        (Name of Filing Person (Issuer))

                 12 3/4% Cumulative Exchangeable Preferred Stock
                         (Title of Class of Securities)

                                    705904209
                      (CUSIP Number of Class of Securities)

                              Scott A. Blank, Esq.
                                 Vice President
                       Pegasus Communications Corporation
                  c/o Pegasus Communications Management Company
                         225 City Line Avenue, Suite 200
                         Bala Cynwyd, Pennsylvania 19004
                            Telephone: (888) 438-7488

                                    Copy to:

                             Michael B. Jordan, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                            Telephone: (215) 988-2700
          (Name, Address, and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

                  PEGASUS COMMUNICATIONS CORPORATION ANNOUNCES
                   EXCHANGE OFFER FOR SERIES A PREFERRED STOCK

BALA CYNWYD, PA, November 9, 2000 - Pegasus Communications Corporation (NASDAQ:
PGTV) announced today that it will offer to issue shares of a newly issued series of preferred stock in exchange for the Series A Preferred Stock to be issued by its new holding company upon completion of its holding company reorganization.

         In the reorganization, which Pegasus announced separately today, the existing company that operates under the name Pegasus Communications Corporation will change its name to Pegasus Satellite Communications, Inc. and become a subsidiary of a new holding company (the "New Holding Company") that will assume the name Pegasus Communications Corporation. In the reorganization, the existing Series A Preferred Stock will become identical Series A Preferred Stock of the New Holding Company. In the exchange offer, Pegasus Satellite Communications, Inc. will offer to exchange a new series of its preferred stock for the New Holding Company's Series A Preferred Stock. The terms of the new series will be identical to those of the existing series. The offer will not affect the other series of preferred stock. It is intended that the exchange offer and the reorganization will be completed concurrently.

         The securities being offered in the exchange offer will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

About Pegasus

Pegasus Communications Corporation (www.pgtv.com) is one of the fastest growing media companies in the United States and serves approximately 1.3 million DBS customers in 42 states. Pegasus is the tenth largest multichannel video provider in the United States and the only publicly traded cable, satellite TV or Internet services company exclusively focused on providing service to rural and underserved areas. Through agreements with MetaTV, Liberate Technologies, ZipLink, Hughes Network Systems and other companies, Pegasus is expanding the array of advanced digital products and services it offers through the more than 3,000 independent retailers in the Pegasus Retail Network to include interactive television, narrowband TV centric Internet access and broadband Internet access to TV's, PC's and other Internet access appliances.

Safe Harbor

Certain matters contained in this news release concerning the business outlook, which are not historical facts in this press release are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, and will be considered forward looking statements. Such forward looking statements may be identified with words such as "we expect", "we predict", "we believe", "we project", "we anticipate" and similar expressions. Pegasus' actual results may differ materially from those expressed or indicated by forward-looking statements. There can be no assurance that these future events will occur as anticipated or that the Company's results will be as estimated. Factors which can affect the Company's performance are described in the Company's filings with the Securities and Exchange Commission. This press release also contains information about pending transactions and there can be no assurances that these transactions will be completed.

                                       ###

For further information, please contact:
----------------------------------------
Yolanda Robins                                   Jeff Majtyka
Pegasus Communications Corporation               Brainerd Communications, Inc.
(610) 934-7030                                   (212) 986-6667
yrobins@pgtv.com                                 majtyka@braincomm.com

                        PEGASUS COMMUNICATIONS ANNOUNCES
                       CREATION OF NEW HOLDING COMPANY AND
                      FORMATION OF NEW BROADBAND SUBSIDIARY

BALA CYNWYD, PA, November 9, 2000 - Pegasus Communications Corporation (NASDAQ:
PGTV) announced today that it will reorganize its existing businesses under a newly created holding company. The new holding company will assume the name Pegasus Communications Corporation. In connection with the reorganization:

       o Pegasus' broadband and TV centric Internet access businesses will be operated by Pegasus Broadband Communications, Inc. (Pegasus Broadband), which will become a subsidiary of the new holding company.

       o Pegasus' existing DBS business will be retained by Pegasus Communications Corporation, which will be renamed Pegasus Satellite Communications, Inc. (Pegasus Satellite). Pegasus Satellite will also hold Pegasus' broadcast television business. As a result of the reorganization, Pegasus Satellite will become a direct subsidiary of the new holding company.

       o Pegasus' other assets (including intellectual property rights licensed from Personalized Media Communications) will be held by other direct subsidiaries of the new holding company.

Pegasus is effecting this reorganization to facilitate the anticipated growth of its broadband and TV centric Internet access businesses and the capital requirements that we anticipate that these businesses will require.

As a result of the reorganization, all of the capital stock of the existing Pegasus Communications Corporation, including its Class A Common Stock and preferred stock, will be exchanged for shares of the new holding company. The Class A Common Stock of the new holding company will trade on the NASDAQ National Market under the symbol "PGTV." Pegasus Communications Corporation's existing debt will remain obligations of Pegasus Satellite. We anticipate that the reorganization, which is subject to regulatory approval, will be completed prior to yearend.

A separate press release has been issued today relating to an exchange offer of the Series A Preferred Stock to be held by the new holding company.

About Pegasus

Pegasus Communications Corporation (www.pgtv.com) is one of the fastest growing media companies in the United States and serves approximately 1.3 million DBS subscribers in 42 states. Pegasus is the tenth largest multichannel video provider in the United States and the only publicly traded cable, satellite TV or Internet services company exclusively focused on providing service to rural and underserved areas. Through agreements with MetaTV, Liberate Technologies, ZipLink, Hughes Network Systems and other companies, Pegasus is expanding the array of advanced digital products and services it offers through the more than 3,000 independent retailers in the Pegasus Retail Network to include interactive television, narrowband TV centric Internet access and broadband Internet access to TV's, PC's and other Internet access appliances.

Safe Harbor

Certain matters contained in this news release concerning the business outlook, which are not historical facts in this press release are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, and will be considered forward looking statements. Such forward looking statements may be identified with words such as "we expect", "we predict", "we believe", "we project", "we anticipate" and similar expressions. Pegasus' actual results may differ materially from those expressed or indicated by forward-looking statements. There can be no assurance that these future events will occur as anticipated or that the Company's results will be as estimated. Factors which can affect the Company's performance are described in the Company's filings with the Securities and Exchange Commission. This press release also contains information about pending transactions and there can be no assurances that these transactions will be completed.

                                       ###

For further information, contact:

Yolanda Robins                                   Jeff Majtyka
Pegasus Communications Corporation               Brainerd Communicators, Inc.
(610) 934-7000                                   (212) 986-6667
yrobins@pgtv.com                                 majtyka@braincomm.com